ARONAUER, GOLDFARB, RE & YUDELL, LLP

ATTORNEYS AT LAW

                                                                                                                  444 MADISON AVENUE

NEW YORK, NY 10022

JOSEPH ARONAUER

TELEPHONE 212-755-6000

SAMUEL GOLDFARB

FAX 212-755-6006

JOHN C. RE

WEBSITE: WWW.AGRYLAW.COM

KENNETH S. YUDELL

E-MAIL: SGOLDFARB@AGRYLAW.COM

DENISE SELDMAN BENUN

MICHAEL S. SCHER

ALAN I. SILLS

DONNA A. TOBIN

       OF COUNSEL

October 31, 2006

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Mr. Mark Brunhofer, Staff Accountant

Re:

Presidential Life Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10Q for the Three Months Ending March 31, 2006

File No. 0-05486

Dear Mr. Brunhofer:

We are writing on behalf of Presidential Life Corporation in response to the follow-up questions you and I discussed during our telephone conversation on September 27, 2006.

1.

Contractual Obligations Table.  You advised me that the Commission takes the position that in future filings, Presidential should include its reasonable estimate of policyholder liabilities in the Contractual Obligations Table.  In light of the substantial elements of uncertainty that would be inherent in such an estimate, however, you advised me that the Commission would have no objection to the estimate being accompanied by appropriate caveats.  Commencing with its filing on form 10-K for the year ended 12/31/06, Presidential will make the suggested disclosure in its reports.

2.

Critical Accounting Estimates.  You advised me that the revised disclosure in this section, as set forth in my letter dated August 11, 2006, was an acceptable response to the Commission’s prior comments.  However, you requested that in future filings, reference to potential variations from accounting estimates be accompanied by a statement from Presidential that such variations represent reasonably likely changes in such estimates.  Presidential represents that it will provide the requested disclosure in future filings.

3.

Income Taxes.  You requested an explanation regarding the "tax refund receivable" line item in the rate reconciliation table.  That item relates to an adjustment of the income taxes payable account.  In 2005, Presidential’s tax returns were prepared by BDO Seidman for the first time.  Upon BDO’s final review of the 2005 tax accrual, it determined that the prepaid taxes on the balance sheet did not reconcile to the current income tax accrual reduced by income tax payments made prior to December 31, 2005.  Inquiries were made to determine if there were any open refund claims that existed for earlier years that had not been considered previously as a possible explanation for this discrepancy. As of the filing of the 10-K, BDO and Presidential were unable to determine the existence of any additional refund claims for earlier years and an adjustment of approximately $1.9 million was made to bring the balance sheet accounts to their proper amounts. The other side of the entry was an increase to tax expense that created this reconciling item.

In June 2006, after the 10-K filing had taken place, it was discovered that the IRS had not properly credited Presidential for tax refunds claimed by Presidential between 2000 and 2004 for certain lottery withholding taxes in the amount of approximately $1.9 million.  After confirming this with the IRS, Presidential elected to file amended returns for each such year to claim the refunds. The existence of these outstanding refunds, if known prior to the filing of the 10-K, would have obviated the need for the adjustment discussed in the previous paragraph.  However, since the prior adjustment had already been made, a reconciling adjustment has to be made for 2006.

The amount of the reconciling item is not material when all pertinent factors are considered.  For the relevant period, the reconciling item represents only a negligible percentage of Presidential’s total assets on the balance sheet, 1.3% of Presidential’s net income and approximately 3.3% of Presidential’s total tax expense for the period.  By any measure, Presidential believes this item would not have had a material effect on the underlying investment decisions of persons determining whether to invest in Presidential.

ARONAUER, GOLDFARB, RE & YUDELL, LLP

United States Securities and Exchange Commission

        October 31, 2006

Division of Corporation Finance

As such, Presidential believes that impact of the reconciliation is not material to Presidential’s financial statements for the relevant period.

In further response to your comments on the rate reconciliation table, but not relating to the issue of materiality as to the rate reconciliation issue discussed above, Presidential represents that it will not, in future filings, net out material items in the rate reconciliation table.

Attached to this letter is a statement from Presidential containing the acknowledgments requested by the Commission in its letter dated July 24, 2006.

We trust this replies adequately to your comments.  If you need any further information, please contact the undersigned.

Sincerely,

                                                             /s/ Samuel Goldfarb

Samuel Goldfarb

SG:nb

cc:

Charles Snyder

Richard Bertuglia, BDO Seidman, LLP

Donald Carlin, BDO Seidman, LLP

Presidential Life Corporation

69 Lydecker Street

Nyack, NY  10960

October 31, 2006

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Presidential Life Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10Q for the Three Months Ending March 31, 2006

File No. 0-05486

Gentlemen:

Presidential Life Corporation (“Registrant”) hereby acknowledges as follows:

1.

Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PRESIDENTIAL LIFE CORPORATION

By:  /s/ Charles Snyder

       Charles Snyder, Sr. Vice President

        and Chief Financial Officer